Canadian Oil Sands

03 JAN 21 AM 7:21

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

January 16, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC
20549 USA

03003331

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a press release of Canadian Oil Sands Trust, issued January 16, 2003, which has been filed with the regulatory authorities in Canada.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/aw
Encl.

dlw 1/27

cc: Ted Maynard, Paul, Weiss, Rifkind, Wharton & Garrison

SEC Press Release-03-01-16

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust announces approval for U.S. residents to participate in distribution reinvestment plan

Calgary, Jan. 16, 2003 (TSX -- COS.UN) —Canadian Oil Sands Trust (the "Trust") is pleased to announce that U.S. resident unitholders of the Trust are now eligible to participate in the regular component of the Trust's distribution reinvestment plan ("DRIP"). The regular reinvestment component of the DRIP allows unitholders to reinvest their distributions to purchase additional units at 95 per cent of the market price based on a daily volume weighted average trading price on the Toronto Stock Exchange over a period of approximately 20 trading days. In order to participate in the regular reinvestment option, unitholders must file their enrollment forms prior to the record date for our February distribution. This record date is anticipated to be on or about January 31, 2003. Beneficial U.S. unitholders who hold their units in the name of an intermediary, such as a broker, should contact their intermediary since unregistered unitholders may have an earlier deadline for submission of enrollment forms through the DTC.

It is important to note that **U.S. securities regulators do not permit U.S. residents to participate in either the premium or the optional purchase components of the DRIP**. The complete text of the DRIP, frequently asked questions and answers, and enrollment forms are available on the Trust's Web site at www.cos-trust.com, or by contacting the Trust. Unitholders should read the complete text of the DRIP, and in particular, the specific determination of market price.

"I am pleased that our U.S. unitholders can now participate in our DRIP, which provides a convenient and cost-effective way of increasing their investment in Canadian Oil Sands Trust by allowing them to reinvest their distributions to receive new units at a five per cent discount to the volume weighted average market price without incurring any brokerage fees or commissions," said Marcel Coutu, President and Chief Executive Officer of the Trust. "Our DRIP also benefits the Trust as it is an important component of our financing plan for funding the Stage 3 expansion."

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.5 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to the anticipated record date for the next distribution and statements relating to our financing plan. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the expectations upon which they are based will occur. Forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, which could cause actual results to differ materially from the Trust's expectations; including: fluctuations in the price and demand of oil and gas; fluctuations in interest rates; competition; technological changes and developments in the oil and gas industry; our ability to raise additional capital; general market and business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; and other unforeseen factors as well as those noted in our annual information form and the management's discussion and analysis section of our annual report. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Nieuwesteeg
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com